



Supplemental Information
March 31, 2010

Disclaimer

Certain information contained in this release includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not statements of historical facts. These statements may be identified, without limitation, by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "believes," "intends," "should" or comparable terms or the negative thereof.

These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. Risks and uncertainties associated with our business include (without limitation) the following: deterioration in the operating results or financial condition, including bankruptcies, of our tenants; non-payment or late payment of rent, interest or loan principal amounts by our tenants; our reliance on two tenants for a significant percentage of our revenue; occupancy levels at certain facilities; our level of indebtedness; changes in the ratings of our debt securities; maintaining compliance with our debt covenants; access to the capital markets and the cost and availability of capital; government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs; the general distress of the healthcare industry; increasing competition in our business sector; the effect of economic and market conditions and changes in interest rates; the amount and yield of any additional investments; risks associated with acquisitions, including our ability to identify and complete favorable transactions, delays or failures in obtaining third party consents or approvals, the failure to achieve perceived benefits, unexpected costs or liabilities and potential litigation; the ability of our tenants to pay contractual rent and/or interest escalations in future periods; the ability of our tenants to obtain and maintain adequate liability and other insurance; our ability to attract new tenants for certain facilities; our ability to sell certain

facilities for their book value; our ability to retain key personnel; potential liability under environmental laws; the possibility that we could be required to repurchase some of our senior notes; the rights and influence of holders of our outstanding preferred stock; changes in or inadvertent violations of tax laws and regulations and other factors that can affect our status as a real estate investment trust; and other factors discussed from time to time in our news releases, public statements and/or filings with the Securities and Exchange Commission, especially the risk factors set forth in our most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q.

Forward-looking information is provided by us pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. We disclaim any intent or obligation to update these forward-looking statements.

Contents

Nationwide Health Properties

Company Profile

Nationwide Health Properties, Inc. (NHP), incorporated in October 1985, is a publicly traded real estate investment trust (REIT) that invests in senior housing facilities, long-term care facilities and medical office buildings throughout the United States. NHP generally acquires real estate and then leases the assets under long-term triple-net master leases to senior housing and long-term care operators and various types of leases to multiple tenants in the case of medical office buildings.

As a REIT specializing in healthcare real estate, NHP provides a focused investment strategy with a well diversified portfolio. NHP employs a conservative, long-term approach to real estate investments with an experienced professional management team having extensive operating, real estate and finance backgrounds.

Investor Highlights

- REIT structure provides opportunity to invest directly in real estate and indirectly in healthcare industry
- Quality healthcare real estate portfolio
- Long-term triple-net master leases with quality operators
- Strong affiliations with premiere hospital systems in growing medical office building markets
- Senior housing care a vital component of U.S. economy
- High dividend yield and high dividend coverage
- Financial stability
- Well positioned to take advantage of investment opportunities and to conservatively grow earnings and dividends
- NHP is one of the few healthcare REITs with investment grade ratings by Fitch, Moody's, and Standard & Poors.

Market Facts   as of March 31, 2010

Closing Price	Market Capitalization	Enterprise Value
$35.15	$4.2 billion	$5.7 billion

Dividend & Yield	52 week range	Shares & OP Units
$1.76 (*5.0%*)	$21.46 – $36.82	120.4 million

Credit Ratings

Fitch BBB   (stable)
Moody's Baa2   (stable)
S&P BBB   (stable)

Our Portfolio as of March 31, 2010

- $4.6 billion in healthcare real estate
- 606 properties in 43 states
  - 260 Assisted and Independent Living
  - 183 Skilled Nursing
  - 112 Medical Office Buildings
  - 17 Other
  - 34 Unconsolidated JV Facilities
- Over 80 multi-facility tenants



WA (6%)
MA (6%)
CA (17%)
TX (12%)
FL (6%)



FINANCIAL RESULTS

Consolidated Income Statements

In thousands, except per share data

	Three Months Ended March 31,			
	2010		**2009**	
Revenue:				
Triple-net lease rent	$	74,214	$	74,095
Medical office building operating rent		21,251		16,653
		95,465		90,748
Interest and other income		6,963		6,335
		102,428		97,083
Expenses:				
Interest expense		23,590		24,071
Depreciation and amortization		31,969		30,832
General and administrative		6,984		6,931
Acquisition costs		1,443		-
Medical office building operating expenses		8,647		6,834
		72,633		68,668
Operating income		29,795		28,415
Income from unconsolidated joint ventures		1,347		1,013
Gain on debt extinguishment		75		-
Income from continuing operations		31,217		29,428
Discontinued operations:				
Gains on sale of facilities, net		22		21,152
Income from discontinued operations		-		53
		22		21,205
Net income		31,239		50,633
Net loss (income) attributable to noncontrolling interests		190		(27)
Net income attributable to NHP		31,429		50,606
Preferred stock dividends		-		(1,452)
Net income attributable to NHP common stockholders	$	31,429	$	49,154
Basic earnings per share (EPS):				
Income from continuing operations attributable to NHP common stockholders	$	0.27	$	0.27
Discontinued operations attributable to NHP common stockholders		-		0.21
Net income attributable to NHP common stockholders	$	0.27	$	0.48
Diluted EPS:				
Income from continuing operations attributable to NHP common stockholders	$	0.26	$	0.27
Discontinued operations attributable to NHP common stockholders		-		0.20
Net income attributable to NHP common stockholders	$	0.26	$	0.47
Weighted average shares outstanding for EPS:				
Basic		117,048		102,355
Diluted		119,466		104,408

Nationwide Health Properties

Reconciliation of Net Income to Funds From Operations (FFO)

In thousands, except per share data

	Three Months Ended March 31,			
		2010		2009
Net income to FFO:				
Net income	$	31,239	$	50,633
Net loss (income) attributable to noncontrolling interests		190		(27)
Preferred stock dividends		-		(1,452)
Real estate related depreciation and amortization		31,545		30,808
Depreciation in income from unconsolidated joint ventures		1,239		1,307
Gains on sale of facilities, net		(22)		(21,152)
FFO available to NHP common stockholders		64,191		60,117
Series B preferred dividend add-back		-		1,452
Diluted FFO		64,191		61,569
Acquisition costs		1,443		-
Gain on re-measurement of equity interest upon acquisition, net		(620)		-
Gain on debt extinguishment		(75)		-
Adjusted diluted FFO	$	64,939	$	61,569
Weighted average shares outstanding for FFO:				
Diluted weighted average shares outstanding (1)		119,600		104,451
Series B preferred stock add-back if not already converted		69		3,358
Fully diluted weighted average shares outstanding		119,669		107,809
Diluted per share amounts:				
FFO	$	0.54	$	0.57
Adjusted FFO	$	0.54	$	0.57
Dividends declared per common share	$	0.44	$	0.44
Adjusted diluted FFO payout ratio		81%		77%
Adjusted diluted FFO coverage		1.23		1.30

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties

See Financial Measures Definitions

Reconciliation of Net Income to Funds Available for Distribution (FAD)

In thousands, except per share data

	Three Months Ended March 31,	
	2010	2009
Net income to FAD:		
Net income	$ 31,239	$ 50,633
Net loss (income) attributable to noncontrolling interests	190	(27)
Preferred stock dividends	-	(1,452)
Real estate related depreciation and amortization	31,545	30,808
Gains on sale of facilities, net	(22)	(21,152)
Straight-lined rent	(1,687)	(1,590)
Amortization of intangible assets and liabilities	(59)	(222)
Non-cash stock-based compensation expense	1,594	1,573
Deferred financing cost amortization	845	814
Lease commissions and tenant and capital improvements	(637)	(726)
NHP's share of FAD reconciling items from unconsolidated joint ventures:		
Real estate related depreciation and amortization	1,239	1,307
Straight-lined rent	(1)	(12)
Deferred financing cost amortization	21	21
FAD available to NHP common stockholders	64,267	59,975
Series B preferred dividend add-back	-	1,452
Diluted FAD	64,267	61,427
Acquisition costs	1,443	-
Gain on re-measurement of equity interest upon acquisition, net	(620)	-
Gain on debt extinguishment	(75)	-
Adjusted diluted FAD	$ 65,015	$ 61,427
Weighted average shares outstanding for FAD:		
Diluted weighted average shares outstanding (1)	119,600	104,451
Series B preferred stock add-back if not already converted	69	3,358
Fully diluted weighted average shares outstanding	119,669	107,809
Diluted per share amounts:		
FAD	$ 0.54	$ 0.57
Adjusted FAD	$ 0.54	$ 0.57
Dividends declared per common share	$ 0.44	$ 0.44
Adjusted diluted FAD payout ratio	81%	77%
Adjusted diluted FAD coverage	1.23	1.30

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

See Financial Measures Definitions

Reconciliation of 2010 Net Income Guidance to Adjusted Diluted FFO and FAD Guidance

In thousands, except per share data

	Year Ended December 31, 2010	
	Guidance	
	Low	High
Net income	$ 142,262	$ 145,912
Preferred stock dividends	-	-
Real estate related depreciation and amortization	126,072	126,072
Depreciation in income from unconsolidated joint ventures	5,190	5,190
Net income attributable to noncontrolling interests	(660)	(660)
Gains on sale of facilities, net	(12,174)	(12,174)
FFO available to common stockholders	260,690	264,340
Series B preferred dividend add-back	-	-
Diluted FFO	260,690	264,340
Acquisition costs	1,443	1,443
Gain on extinguishment of debt	(75)	(75)
Gain on re-measurement of equity interest upon acquisition, net	(620)	(620)
Adjusted diluted FFO	261,438	265,088
Straight-lined rent	(6,984)	(6,984)
Amortization of intangible assets and liabilities	(273)	(273)
Non-cash stock-based compensation expense	6,741	6,741
Deferred financing cost amortization	3,149	3,149
Lease commissions and tenant and capital improvements	(8,198)	(8,198)
Unconsolidated joint ventures:		
Straight-lined rent	(1)	(1)
Deferred financing cost amortization	84	84
Adjusted diluted FAD	$ 255,956	$ 259,606
Diluted FFO per share	$ 2.13	$ 2.16
Adjusted diluted FFO per share	$ 2.14	$ 2.17
Adjusted diluted FAD per share	$ 2.10	$ 2.13
Weighted average shares outstanding for adjusted diluted FFO and FAD:		
Diluted weighted average shares outstanding (1)	122,157	122,157

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties **See Financial Measures Definitions**

Consolidated Balance Sheets

In thousands

		March 31, 2010		December 31, 2009
Assets				
Investments in real estate:				
Land	$	317,531	$	318,457
Buildings and improvements		3,346,489		3,088,183
		3,664,020		3,406,640
Less accumulated depreciation		(606,231)		(585,294)
		3,057,789		2,821,346
Mortgage loans receivable, net		197,271		110,613
Mortgage loan receivable from related party		-		47,500
Investments in unconsolidated joint ventures		47,797		51,924
		3,302,857		3,031,383
Cash and cash equivalents		210,590		382,278
Receivables, net		8,750		6,605
Intangible assets		150,120		93,657
Other assets		141,327		133,152
	$	3,813,644	$	3,647,075
Liabilities and Equity				
Unsecured senior credit facility	$	-	$	-
Senior notes		991,633		991,633
Notes and bonds payable		535,950		431,456
Accounts payable and accrued liabilities		125,244		132,915
Total liabilities		1,652,827		1,556,004
Redeemable OP unitholder interests		77,557		57,335
Equity:				
NHP stockholders' equity:				
Series B convertible preferred stock		-		51,364
Common stock		11,818		11,432
Capital in excess of par value		2,225,737		2,128,843
Cumulative net income		1,736,708		1,705,279
Accumulated other comprehensive loss		(1,385)		(823)
Cumulative dividends		(1,915,071)		(1,862,996)
Total NHP stockholders' equity		2,057,807		2,033,099
Noncontrolling interests		25,453		637
Total equity		2,083,260		2,033,736
	$	3,813,644	$	3,647,075

Nationwide Health Properties

Other Assets

In thousands

	March 31, 2010		December 31, 2009	
Other receivables, net	$	67,152	$	68,535
Straight-line rent receivables, net		29,279		27,450
Deferred financing costs		11,436		11,366
Capitalized lease and loan origination costs		2,247		2,418
Investments and restricted funds		13,911		9,545
Prepaid ground leases		12,993		10,051
Other		4,309		3,787
	$	141,327	$	133,152

Capitalization

In thousands, except stock prices and ratios

			March 31, 2010			December 31, 2009
Debt						
Unsecured senior credit facility			$ -			$ -
Senior notes			991,633			991,633
Notes and bonds payable			535,950			431,456
Consolidated debt			1,527,583			1,423,089
NHP's share of unconsolidated debt			83,455			88,568
Total debt			$ 1,611,038			$ 1,511,657
Book Capitalization						
Consolidated debt			$ 1,527,583			$ 1,423,089
Redeemable OP unitholder interests			77,557			57,335
Total equity			2,083,260			2,033,736
Consolidated book capitalization			3,688,400			3,514,160
Accumulated depreciation and amortization			606,231			585,294
Consolidated undepreciated book capitalization			4,294,631			4,099,454
NHP's share of unconsolidated debt			83,455			88,568
NHP's share of unconsolidated accumulated depreciation and amortization			11,894			11,604
Total undepreciated book capitalization			$ 4,389,980			$ 4,199,626
Enterprise Value						
	Shares	Price		Shares	Price	
Common stock	118,184	$ 35.15	$ 4,154,168	114,321	$ 35.18	$ 4,021,805
Limited partnership units	2,206	$ 35.15	77,557	1,630	$ 35.18	57,335
Series B preferred stock	-	$ -	-	514	$ 157.00	80,642
Consolidated market equity capitalization			4,231,725			4,159,782
Noncontrolling interests			25,453			637
Consolidated debt			1,527,583			1,423,089
Cash and cash equivalents			(210,590)			(382,278)
Consolidated enterprise value			5,574,171			5,201,230
NHP's share of unconsolidated debt			83,455			88,568
NHP's share of unconsolidated cash and cash equivalents			(1,278)			(1,172)
Total enterprise value			$ 5,656,348			$ 5,288,626
Leverage Ratios						
Consolidated debt to consolidated undepreciated book capitalization			35.6%			34.7%
Total debt to total undepreciated book capitalization			36.7%			36.0%
Consolidated debt to consolidated enterprise value			27.4%			27.4%
Total debt to total enterprise value			28.5%			28.6%

Based on total debt including NHP's share of unconsolidated joint venture



Undepreciated
Book Basis

63% Equity   37% Debt

Enterprise
Value

71% Equity   29% Debt

Debt Composition

38%

62%

■ Secured
■ Unsecured

7%

93%

■ Variable
■ Fixed

Debt Maturities and Debt Composition

Dollars in thousands

Debt Maturities

Period	Credit Facility Principal	Rate	Senior Notes Principal		Rate	Notes and Bonds Principal	Rate	Consolidated Debt Principal	Rate	NHP's Share of Unconsolidated Debt Principal	Rate	Total Debt Principal	Rate
2010	$ -	-	$ -		-	$ 77,275	5.4%	$ 77,275	5.4%	$ -	-	$ 77,275	5.4%
2011	-	-	339,040		6.5%	71,483	3.8%	410,523	6.0%	-	-	410,523	6.0%
2012	-	-	125,350	(1)	7.7%	51,131	6.5%	176,481	7.4%	14,000	6.0%	190,481	7.3%
2013	-	-	292,823	(2)	6.3%	38,997	6.0%	331,820	6.2%	-	-	331,820	6.2%
2014	-	-	-		-	22,167	6.0%	22,167	6.0%	25,616	5.8%	47,783	5.9%
2015	-	-	234,420		6.0%	59,527	5.7%	293,947	5.9%	34,027	5.9%	327,974	5.9%
2016	-	-	-		-	20,910	5.9%	20,910	5.9%	-	-	20,910	5.9%
2017	-	-	-		-	98,289	5.7%	98,289	5.7%	-	-	98,289	5.7%
2018	-	-	-		-	7,800	6.1%	7,800	6.1%	178	7.2%	7,978	6.1%
2019	-	-	-		-	-	-	-	-	-	-	-	-
Thereafter	-	-	-		-	88,371	4.6%	88,371	4.6%	9,634	6.4%	98,005	4.8%
Total	$ -	-	$ 991,633		6.5%	$ 535,950	5.4%	$ 1,527,583	6.1%	$ 83,455	5.9%	$ 1,611,038	6.1%
Weighted average maturity in years	-		2.8			6.7		4.2		6.3		4.3	

Debt Composition

	March 31, 2010 Principal	Rate	% of Total	December 31, 2009 Principal	Rate	% of Total
Fixed rate debt						
Senior notes	$ 991,633	6.5%	61.6%	$ 991,633	6.5%	65.6%
Notes and bonds	416,612	6.0%	25.9%	323,025	6.1%	21.4%
NHP's share of unconsolidated debt	83,455	5.9%	5.2%	83,516	5.9%	5.5%
Total fixed rate debt	1,491,700	6.3%	92.6%	1,398,174	6.4%	92.5%
Variable rate debt						
Credit facility	-	-	-	-	-	-
Notes and bonds	119,338	3.2%	7.4%	108,431	3.2%	7.2%
NHP's share of unconsolidated debt	-	-	-	5,052	3.0%	0.3%
Total variable rate debt	119,338	3.2%	7.4%	113,483	3.2%	7.5%
Total debt	$ 1,611,038	6.1%	100.0%	$ 1,511,657	6.1%	100.0%

(1) Includes $52 million of notes putable October of 2012, 2017 and 2027 with a final maturity in 2037
(2) Includes $23 million of notes putable July of 2013, 2018, 2023 and 2028 with a final maturity in 2038

Debt Covenants

Covenant	Minimum Requirement	Maximum Requirement	Actual	Status	
Credit Facility Covenants					
Unsecured Debt to Unencumbered Asset Ratio		60%	26.6%	In Compliance	44% of the maximum
Secured Indebtedness Ratio		30%	13%	In Compliance	43% of the maximum
Fixed Charges Ratio	1.75x		3.21x	In Compliance	(A)
Total Liabilities to Capitalization Value		60%	34.8%	In Compliance	58% of the maximum
Net Asset Value	820,000,000		3,013,479,000	In Compliance	(B)
Bond Covenants					
Senior and Non-recourse Debt to Capital Base		225%	78.3%	In Compliance	35% of the maximum
Senior Debt to Tangible Net Worth		225%	50.8%	In Compliance	23% of the maximum
Senior Debt to Capital Base		150%	50.8%	In Compliance	34% of the maximum
Limitation on Secured Debt Under Bond Indenture		10%	0.8%	In Compliance	8% of the maximum
New Bond Covenants					
Limitation on Secured Debt		40%	12.1%	In Compliance	30% of the maximum
EBITDA to Interest Expense	1.50x		3.62x	In Compliance	(C)
Total Indebtedness		60%	34.6%	In Compliance	58% of the maximum
Unencumbered Assets to Unsecured Debt	150%		355.5%	In Compliance	(D)

(A) With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $92.7 million and stay in compliance.
(B) With our current asset value, we can increase total debt by up to $2.2 billion and stay in compliance.
(C) With our current EBITDA, we can increase total interest expense by up to $138.9 million and stay in compliance.
(D) With our current unencumbered assets, we can increase total unsecured debt by up to $1.4 billion and stay in compliance.

Credit Facility Covenants



Unsecured Debt to Enencumbered Asset Ratio
Maximum
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
1Q09
2Q09
3Q09
4Q09
1Q10



Secured Indebtedness Ratio
Maximum
40%
30%
20%
10%
0%
1Q09
2Q09
3Q09
4Q09
1Q10



Fixed Charges Ratio
Minimum
4.00x
3.50x
3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
1Q09
2Q09
3Q09
4Q09
1Q10



Total Liabilities to Capitalization Value
Maximum
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
1Q09
2Q09
3Q09
4Q09
1Q10



Net Asset Value ($000s)
Minimum
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
1Q09
2Q09
3Q09
4Q09
1Q10

1. **With our current asset value, we can increase total debt by up to $2.2 billion and remain in compliance.**

2. **With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $92.7 million and remain in compliance.**









New Bond Covenants (Bonds Issued After 2006)



Limitation on Secured Debt
Maximum
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
1Q09
2Q09
3Q09
4Q09
1Q10



EBITDA to Interest Expense
Minimum
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1Q09
2Q09
3Q09
4Q09
1Q10



Total Indebtedness
Maximum
80.0%
60.0%
40.0%
20.0%
0.0%
1Q09
2Q09
3Q09
4Q09
1Q10



Unencumbered Assets to Unsecured Debt
Minimum
400.0%
350.0%
300.0%
250.0%
200.0%
150.0%
100.0%
50.0%
0.0%
1Q09
2Q09
3Q09
4Q09
1Q10

1. With our current unencumbered assets, we can increase total unsecured debt by up to $1.4 billion and remain in compliance.

2. With our current EBITDA, we can increase total interest expense by up to $138.9 million and remain in compliance.

Interest and Fixed Charge Coverage

Dollars in thousands

		Three Months Ended March 31,		
		2010		2009
Reconciliation of Net Income to EBITDA:				
Net income	$	31,239	$	50,633
Net loss (income) attributable to noncontrolling interests		190		(27)
Interest expense in continuing operations		23,590		24,071
Interest expense in discontinued operations		-		-
Depreciation and amortization in continuing operations		31,969		30,832
Depreciation and amortization in discontinued operations		-		291
Consolidated EBITDA		86,988		105,800
NHP's share of EBITDA reconciling items from unconsolidated joint ventures:				
Interest expense		1,283		1,328
Depreciation and amortization		1,239		1,307
Total EBITDA		89,510		108,435
Gain on re-measurement of equity interest upon acquisition, net		(620)		-
Gain on debt extinguishment, net		(75)		-
Gains on sale of facilities, net		(22)		(21,152)
Adjusted Total EBITDA	$	88,793	$	87,283
Adjusted Consolidated EBITDA	$	86,891	$	84,648
Interest Expense:				
Consolidated interest expense, excluding amortization of deferred financing costs (including discontinued operations)	$	22,745	$	23,245
NHP's share of interest expense, excluding amortization of deferred financing costs, from unconsolidated joint ventures		1,262		1,307
Total interest expense	$	24,007	$	24,552
Fixed Charges:				
Consolidated interest expense, excluding amortization of deferred financing costs (including discontinued operations)	$	22,745	$	23,245
Preferred stock dividends		-		1,452
Consolidated fixed charges		22,745		24,697
NHP's share of interest expense, excluding amortization of deferred financing costs, from unconsolidated joint ventures		1,262		1,307
Total fixed charges	$	24,007	$	26,004
Consolidated Adjusted Interest Coverage Ratio		3.82		3.64
Total Adjusted Interest Coverage Ratio		3.70		3.56
Consolidated Adjusted Fixed Charge Coverage Ratio		3.82		3.43
Total Adjusted Fixed Charge Coverage Ratio		3.70		3.36

See Financial Measures Definitions

Unconsolidated Joint Venture Financial Statements – Balance Sheet

In thousands

	March 31, 2010	December 31, 2009
Assets		
Investments in real estate:		
Land	$ 38,892	$ 38,892
Buildings and improvements	533,067	532,470
	571,959	571,362
Less accumulated depreciation	(47,575)	(42,878)
	524,384	528,484
Cash and cash equivalents	4,698	3,689
Other assets	6,737	6,823
	$ 535,819	$ 538,996
Liabilities and Equity		
Notes payable	$ 333,820	$ 334,066
Accounts payable and accrued liabilities	15,124	13,524
Total liabilities	348,944	347,590
Equity	186,875	191,406
	$ 535,819	$ 538,996
NHP's investment in joint venture (1)	$ 46,705	$ 47,837

(1) Reflects NHP's investment in a joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes NHP's investment in PMB Real Estate Services LLC ("PMBRES") and PMB SB 399-401 East Highland LLC ("PMB SB"). NHP's investment in PMBRES was $1,092,000 and $1,064,000 at March 31, 2010 and December 31, 2009, respectively. As of March 1, 2010, NHP acquired the remaining controlling interest in PMB SB. NHP's investment in PMB SB was $0 and $3,022,000 at March 31, 2010 and December 31, 2009, respectively.

Unconsolidated Joint Venture Financial Statements – Income Statements

In thousands

	Three Months Ended March 31,			
	2010		2009	
Revenue:				
Rent	$	11,899	$	11,576
Interest and other income		53		30
		11,952		11,606
Expenses:				
Interest expense		5,031		5,139
Depreciation and amortization		4,697		4,651
General and administrative*		1,239		1,156
Total expenses		10,967		10,946
Net income		985		660
Net income attributable to noncontrolling interests		(2)		(3)
Net income available to joint venture members	$	983	$	657
NHP Income and FFO from Joint Venture				
Share of net income	$	246	$	164
Management fee*		1,061		1,017
Income from joint venture (1)		1,307		1,181
Share of depreciation		1,174		1,163
FFO from joint venture	$	2,481	$	2,344

* NHP's management fee is included in the joint venture's general and administrative expense

(1) Reflects NHP's income from its joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes NHP's income/loss from PMBRES and PMB SB. NHP's share of the income from PMBRES was $28,000 for the three months ended March 31, 2010. NHP's share of the loss from PMBRES was $190,000 for the three months ended March 31, 2009. As of March 1, 2010, NHP acquired the remaining controlling interest in PMB SB. NHP's share of the income from PMB SB was $12,000 and $21,000 for the three months ended March 31, 2010 and 2009, respectively.

Adjusted EBITDA:

We believe that Adjusted EBITDA is an important supplemental operating and liquidity measure primarily because it is used in the calculation of the Adjusted Interest Coverage Ratio and the Adjusted Fixed Charge Coverage Ratio and we present it solely for the purpose of being used in those calculations. Adjusted EBITDA is calculated by adding back any gains and losses on the sale of real estate and any impairments to EBITDA for a given period. We believe Adjusted EBITDA is most useful as a liquidity measure in the ratio calculations noted above to enable investors to determine and compare a company's ability to meet its interest and Fixed Charges obligations. However, the methodology for calculating it makes net income the most directly comparable GAAP measure. As such, we believe investors should consider Adjusted EBITDA, cash flows from operating activities and net income when evaluating our ability to meet our interest and Fixed Charges obligations. The usefulness of Adjusted EBITDA is limited because it doesn't reflect, among other things, required principal payments, cash expenditures, capital expenditures or capital commitments. Adjusted EBITDA does not represent net income or cash flows from operations as defined by GAAP and should not be considered as an alternative to either of those measures. Our calculation of Adjusted EBITDA may not be comparable to similar measures reported by other companies.

Adjusted Fixed Charge Coverage Ratio:

We believe that the Adjusted Fixed Charge Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest and preferred dividend payment obligations and allows investors to compare interest and dividend paying capabilities among different companies. We calculate the Adjusted Fixed Charge Coverage Ratio by dividing Adjusted EBITDA by Fixed Charges. In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the components Adjusted EBITDA and Fixed Charges. Our calculation of the Adjusted Fixed Charge Coverage Ratio should not be considered an alternative to the ratio of earnings to fixed charges as defined by Item 503(d) of Regulation S-K and it may not be comparable to similar ratios reported by other companies.

Adjusted Interest Coverage Ratio:

We believe that the Adjusted Interest Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest payment obligations and allows investors to compare interest paying capabilities among different companies. We calculate the Adjusted Interest Coverage Ratio by dividing Adjusted EBITDA by interest expense (including capitalized interest, if any). In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the component Adjusted EBITDA. Our calculations of the Adjusted Interest Coverage Ratio may not be comparable to similar ratios reported by other companies.

EBITDA:

We believe that EBITDA is an important supplemental operating and liquidity measure primarily because it is used in the calculation of Adjusted EBITDA which is in turn used in the calculation of the Adjusted Interest Coverage Ratio and the Adjusted Fixed Charge Coverage Ratio and we present it solely for the purpose of being used in those calculations. EBITDA is calculated by adding interest, taxes, depreciation and amortization to net income. The real estate industry uses EBITDA as a non-GAAP measure of both operating performance and liquidity. We believe it is most useful as a liquidity measure in the ratio calculations noted above to enable investors to determine and compare a company's ability to meet its interest and Fixed Charges obligations. However, the methodology for calculating it makes net income the most directly comparable GAAP measure. As such, we believe investors should consider EBITDA, cash flows from operating activities and net income when evaluating our ability to meet our interest and Fixed Charges obligations. The usefulness of EBITDA is limited because it doesn't reflect, among other things, required principal payments, cash expenditures, capital expenditures or capital commitments. EBITDA does not represent net income or cash flows from operations as defined by GAAP and should not be considered as an alternative to either of those measures. Our calculation of EBITDA may not be comparable to similar measures reported by other companies.

FAD Payout Ratio and FFO Coverage:

The FAD Payout Ratio is calculated by dividing the common dividend per share by diluted FAD per share for any given period. FAD Coverage is calculated by dividing diluted FAD per share by the common dividend per share for any given period. We believe that both of these amounts are important supplemental liquidity measures that enable investors to compare dividend security among REITs.

Fixed Charges:

Fixed Charges is a measure of the total interest and preferred stock dividend obligations of a company. It is calculated by adding interest expense (including capitalized interest, if any) and preferred stock dividends for any given period and is utilized in calculating the Adjusted Fixed Charge Coverage Ratio. It's usefulness is limited as, among other things, it does not include required principal payments or any other contractual obligations a company may have. Our calculation of Fixed Charges should not be considered an alternative to fixed charges as defined by Item 503(d) of Regulation S-K and it may not be comparable to Fixed Charges reported by other companies.

Funds Available for Distribution ("FAD"):

While net income and its related per share amounts, as defined by accounting principles generally accepted in the United States ("GAAP"), are the most appropriate earnings measures, we believe that FAD and the related per share amounts are important non-GAAP supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost-based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. FAD was developed as a supplemental measure of operating performance primarily to exclude non-cash revenues and expenses that are included in FFO. FAD is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization, plus or minus straight-lined rent (plus cash in excess of rent or minus rent in excess of cash), plus or minus amortization of above or below market lease intangibles,

plus non-cash stock based compensation, plus deferred financing cost amortization plus any impairments minus lease commissions, tenant improvements and capital improvements paid. The same adjustments are made to reflect our share of these same items from unconsolidated joint ventures. We believe that the use of FAD and the related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions and different non-cash revenues and expenses. Additionally, FAD is used by us and widely used by industry analysts as a measure of operating performance for equity REITs. Our calculations of FAD and the related per share amounts presented herein may not be comparable to similar measures reported by other REITs that do not use the same definitions as we do for these terms. These supplemental reporting measures should not be considered as alternatives to net income (a GAAP measure) as primary indicators of our financial performance or as alternatives to cash flow from operating activities (a GAAP measure) as primary measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to satisfy all of our liquidity requirements.

Adjusted FAD:

Adjusted FAD is defined as FAD excluding acquisition costs and gains and losses other than those from the sale of real estate.

Funds From Operations ("FFO"):

While net income and its related per share amounts, as defined by accounting principles generally accepted in the United States ("GAAP"), are the most appropriate earnings measures, we believe that FFO and the related per share amounts are important non-GAAP supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost-based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. We calculate FFO in accordance with the National Association of Real Estate Investment Trusts' definition. FFO is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization. The same adjustments are made to reflect our share of these same items from unconsolidated joint ventures. We believe that the use of FFO and the related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions. Additionally, FFO is used by us and widely used by industry analysts as a measure of operating performance for equity REITs. Our calculations of FFO and the related per share amounts presented herein may not be comparable to similar measures reported by other REITs that do not define FFO in accordance with the NAREIT definition, interpret that definition differently than we do or that do not use the same definitions as we do for such terms. These supplemental reporting measures should not be considered as alternatives to net income (a GAAP measure) as primary indicators of our financial performance or as alternatives to cash flow from operating activities (a GAAP measure) as primary measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to satisfy all of our liquidity requirements.

Adjusted FFO:
Adjusted FFO is defined as FFO excluding impairments of assets, acquisition costs and gains and losses other than those from the sale of real estate.

Enterprise Value:
Enterprise Value is a measure of a company's value. We calculate Enterprise Value as market equity capitalization plus debt. Market equity capitalization is calculated as the sum of (1) the number of shares of common stock and limited partnership units multiplied by the closing price of our common stock on the last day of the period presented and (2) the number of shares of Series B preferred stock multiplied by the closing price of our Series B preferred stock on the last day of the period presented. Consolidated Enterprise Value includes our market equity capitalization, noncontrolling interests and consolidated debt, less cash and cash equivalents. Total Enterprise Value includes our market equity capitalization, noncontrolling interests, and consolidated debt, less cash and cash equivalents and our share of the debt of our unconsolidated joint ventures, less our share of the cash and cash equivalents of our unconsolidated joint ventures.

Gross Investment:
We define Gross Investment as our total investment in a property which includes land, building, improvements, equipment as well as any other identifiable assets such as lease-up intangible assets, above market tenant and ground lease intangible assets (collectively "intangible assets") included on our balance sheets and/or below market tenant and ground lease intangible liabilities included in the caption "Accounts Payable and Accrued Liabilities" on our balance sheets.



INVESTMENTS & DISPOSITIONS

1st Quarter 2010 Investments

Gross investment in thousands

	Facilities	Number of Beds/Units	Square Feet	Average Age	Gross Investment		Initial Yield
Consolidated Investments							
Medical office buildings	33	-	1,082,294	8	380,000	(1)	8.2%
Total acquisitions	33	-	1,082,294		380,000		8.2%
Capital expenditures	-	-			4,000	(2)	
Total investments	33	-	1,082,294		384,000		
Unconsolidated Joint Venture							
Capital expenditures	-	-			1,000	(3)	
Total investments	-	-	-		1,000		
Total Investments							
Medical office buildings	33	-	1,082,294	8	380,000		8.2%
Total acquisitions	33	-	1,082,294		380,000		8.2%
Capital expenditures	-	-	-		5,000		
Total investments	33	-	1,082,294		$ 385,000		

(1) Includes one medical office building which previously served as collateral for a mortgage loan from a related party and two medical office buildings previously owned by an unconsolidated joint venture in which we previously held 44.95% interest.

(2) Represents revenue producing capital expenditures on our existing triple-net portfolio at a blended yield of 8.6%.

(3) Represents revenue producing capital expenditures on our existing triple-net portfolio at a blended yield of 8.0%.



Location	Gilbert, Arizona	
Key Stats	Investment: **$13.1M** Price per SQFT: **$211** Lease: **Multi Tenant**	Year Built: **2007** Facility Type: **MOB** Rentable Square Feet: **62,075** Occupancy: **69%**



Location	Poway, California	
Key Stats	Purchase Price: **$74.0M** Price per SQFT: **$460** Lease: **Multi Tenant**	Year Built: **2007** Facility Type: **MOB** Rentable Square Feet: **160,714** Occupancy: **100%**



Location	Orange, California	
Key Stats	Purchase Price: **$63.3M** Price per SQFT: **$525** Lease: **Multi Tenant**	Year Built: **2008** Facility Type: **MOB** Rentable Square Feet: **120,535** Occupancy: **100%**



Location	Mission Viejo, California	
Key Stats	Purchase Price: **$69.0M** Price per SQFT: **$506** Lease: **Multi Tenant**	Year Built: **2007** Facility Type: **MOB** Rentable Square Feet: **136,272** Occupancy: **98%**



Location	Pasadena, California	
Key Stats	Investment: **$66.2M** Price per SQFT: **$361** Lease: **Multi Tenant**	Year Built: **2009** Facility Type: **MOB** Rentable Square Feet: **183,540** Occupancy: **66%**



Location	Arizona (5), California (4), Florida (13), Kentucky (1), New Jersey (1), Nevada (1), West Virginia (1)	
Key Stats	Loan Amount: **$80.1M** Loan to Value: **66%**	Average Age: **8 years** No. of Facilities: **26** Facility Type: **MOB** Rentable Square Feet: **286,157** Occupancy: **100%**

Nationwide
Health
Properties

Expected Dispositions

In thousands

	Impact on Current Year		Annualized		Gross Proceeds		Gain		Investment Required at 9.5% Assumed Yield		% Financing From Proceeds
Projected for 2010											
Certain **[A]**											
Purchase options	$	628	$	1,242	$	10,067	$	5,003	$	13,074	77%
Sub-Total Certain	$	628	$	1,242	$	10,067	$	5,003	$	13,074	77%
High **[B]**											
Purchase options	$	1,851	$	3,492	$	30,657	$	5,339		36,758	83%
Loan payoffs*		1,582		3,447		25,420		9,902		36,284	70%
Sub-Total High	$	3,433	$	6,939	$	56,077	$	15,241	$	73,042	77%
Certain	$	628	$	1,242	$	10,067	$	5,003	$	13,074	77%
High		3,433		6,939		56,077		15,241		73,042	77%
Total Projected 2010	$	4,061	$	8,181	$	66,144	$	20,244	$	86,116	77%

*The gain on loan payoffs represents the gain deferred at the time we financed the sale of the facilities.

[A] Projected dispositions categorized as "Certain" represent items where NHP received written notice from the tenant or entered into agreements related to the facilities.

[B] Projected dispositions categorized as "High" represent items where NHP estimates a high probability of disposition, payoff, or restructuring based on an analysis of facility performance, the tenant's financial condition and current financing options available.

Projected Funding Obligations through 2012 (as of March 31, 2010)

NHP Consolidated Acquisition Obligations	Est. Closing Date	Purchase Price ($000s)	Initial Yield	Cash Required ($000s) 2010	2011	2012	Total [A]
PMB - Pomona, CA **[D]**	June 2010	$ 37,500	*7.0%*	$ 35,000			$ 35,000
NHP Consolidated Total Acquisition Obligations			***7.0%***	**$ 35,000**	**$ -**	**$ -**	**$ 35,000**

Expansion, Renovation & Capital Expenditures	2010	2011	2012	Total [B]
NHP Consolidated	$ 28,893	$ 77,979	$ 25	$ 106,897
Unconsolidated Joint Venture	870	442	-	1,312
Total Expansion, Renovation & Capital Expenditures	**$ 29,763**	**$ 78,421**	**$ 25**	**$ 108,209**

Debt Maturities & Principal Amortization	2010	2011	2012 [C]	Total
Amount	**$ 83,884**	**$ 417,040**	**$ 136,800**	**$ 637,724**
Rate	*5.4%*	*6.0%*	*7.3%*	*6.2%*

Total Forward Capital Commitments	**$ 148,647**	**$ 495,461**	**$ 136,825**	**$ 780,933**
Estimated Proceeds from Purchase Options and Asset Sales	**$ 66,144**			
Cash Balance as of March 31, 2010	**210,590**			
Remaining Availability on Credit Facility	**700,000**			
Total Funding Availabity as of March 31, 2010	**$ 976,734**			

[A] The total reflects an estimate through December 2012 only, and does not include a June 2014 obligation for $59 million (Willowcreek Senior Living - Hillsboro, OR). However, if certain operating covenants are not achieved, the construction lender has the right to put the obligation to NHP.

[B] The total reflects an estimate of commitments through December 2012 only; the total remaining commitment after 2012 equals $1.9 million.

[C] Does not include $52 million of notes putable in October of 2012.

[D] A portion of the purchase is anticipated to be comprised of OP Units and/or debt.

General Notes:

- The $700 million credit facility matures in December 2010, but can be extended at NHP's option to December 2011.
- The above analysis does not include future potential additional capital sources such as retained operating cash flows, formation of joint ventures or capital transactions.

Conditional Pacific Medical Buildings Acquisition Obligations through 2012 (as of March 31, 2010)

NHP Consolidated Conditional Obligations [A]	Est. Closing Date	Amount ($000s)	Initial Yield	Purchase Price Per Contribution Agreement ($000s)			
				2010	2011	2012	Total
PMB - Burbank, CA	July 2011	$ 58,231	5.8%	-	$ 58,231	-	$ 58,231
NHP Consolidated Total Conditional Obligations			**5.8%**	**$ -**	**$ 58,231**	**$ -**	**$ 58,231**

[A] If all closing conditions are met causing us to be obligated to purchase the remaining buildings, we could choose to not complete the puchase by paying liquidated damages equal to 5% of the total property value.

Triple-Net Lease Expirations and Mortgage Loans Receivable Principal Payments

Dollars in thousands

	Consolidated Lease Expirations										
	Assisted and Independent		Skilled Nursing		Continuing Care		Other Triple-Net		Consolidated Triple-Net		
Year	Total Rent	Number of Facilities	Total Rent	Number of Facilities	Total Rent	Number of Facilities	Total Rent	Number of Facilities	Total Rent	Percent of Total	Number of Facilities
2010	$ 2,689	6	$ 5,825	11	$ 837	1	$ -	-	$ 9,351	3%	18
2011	147	1	7,246	20	-	-	-	-	7,393	2%	21
2012	8,532	8	5,288	8	1,602	1	1,845	1	17,267	6%	18
2013	12,078	11	6,417	13	421	1	-	-	18,916	6%	25
2014	9,817	16	4,574	6	5,868	3	-	-	20,259	7%	25
2015	1,936	4	5,770	8	-	-	3,311	1	11,017	4%	13
2016	12,033	10	15,150	26	-	-	5,216	6	32,399	11%	42
2017	2,587	9	5,507	15	-	-	1,976	1	10,070	3%	25
2018	1,510	2	3,122	8	-	-	-	-	4,632	2%	10
2019	3,351	4	-	-	-	-	1,133	1	4,484	1%	5
Thereafter	118,078	180	38,374	52	3,585	3	4,643	16	164,680	55%	251
	$ 172,758	251	$ 97,273	167	$ 12,313	9	$ 18,124	26	$ 300,468	100%	453

	Unconsolidated JV Lease Expirations (1)									Mortgage Loans Receivable		
	Assisted and Independent		Skilled Nursing		Continuing Care		Total JV			Consolidated		
Year	Total Rent	Number of Facilities	Total Rent	Number of Facilities	Total Rent	Number of Facilities	Total Rent	Percent of Total	Number of Facilities	Principal Payments	Percent of Total	Number of Facilities
2010	$ -	-	$ -	-	$ -	-	$ -	-	-	$ 40,666	19%	11
2011	-	-	-	-	-	-	-	-	-	33,461	16%	5
2012	6,634	6	-	-	-	-	6,634	14%	6	506	0%	-
2013	-	-	-	-	-	-	-	-	-	24,097	11%	4
2014	-	-	-	-	-	-	-	-	-	668	0%	-
2015	-	-	-	-	-	-	-	-	-	2,970	2%	1
2016	1,338	1	-	-	-	-	1,338	3%	1	595	0%	-
2017	-	-	-	-	-	-	-	-	-	95,564	44%	28
2018	-	-	-	-	-	-	-	-	-	5,913	3%	1
2019	-	-	-	-	-	-	-	-	-	608	0%	-
Thereafter	14,149	12	23,198	14	2,509	1	39,856	83%	27	11,541	5%	2
	$ 22,121	19	$ 23,198	14	$ 2,509	1	$ 47,828	100%	34	$ 216,589	100%	52

(1) Reflects lease expirations for NHP's joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes PMBRES.



PORTFOLIO OVERVIEW

Portfolio Summary

Gross investment, NOI and security deposits in thousands

	Number of Facilities	Number of Beds/Units	Building Square Feet	Gross Investment	Investment Per Bed/Unit/ Square Foot	Percentage of Investment by Category	NOI	Percentage of NOI by Category
Owned Facilities								
Assisted and independent living facilities	251	18,956		$ 1,746,844	$ 92,000	43%	$ 43,023	46%
Skilled nursing facilities	167	18,274		898,520	$ 49,000	22%	23,985	26%
Continuing care retirement communities	9	1,699		112,764	$ 66,000	3%	3,111	3%
Specialty hospitals	7	304		76,203	$ 251,000	2%	2,192	2%
Total senior housing and long-term care	434	39,233		2,834,331	$ 72,000	70%	72,311	77%
Triple-net medical office buildings	19		437,013	121,794	$ 279	3%	1,903	2%
Total triple-net	453	39,233	437,013	2,956,125		73%	74,214	79%
Multi-tenant medical office buildings	67		3,530,191	887,582	$ 251	22%	12,604	13%
Total owned	520	39,233	3,967,204	3,843,707		95%	86,818	92%
Mortgage Loans Receivable								
Assisted and independent living facilities	9	664		47,555	$ 72,000	1%	1,486	2%
Skilled nursing facilities	16	2,336		53,940	$ 23,000	1%	1,983	2%
Continuing care retirement communities	1	405		15,689	$ 39,000	1%	358	1%
Total senior housing and long-term care	26	3,405		117,184	$ 34,000	3%	3,827	5%
Medical office buildings	26		286,157	80,087	$ 280	2%	18	0%
Total mortgage loans receivable	52	3,405	286,157	197,271		5%	3,845	5%
Other Income							3,118	3%
Total Consolidated Portfolio	572	42,638	4,253,361	$ 4,040,978		100%	$ 93,781	100%
Consolidated Portfolio by Type								
Assisted and independent living facilities	260	19,620		$ 1,794,399	$ 91,000	44%	$ 44,509	47%
Skilled nursing facilities	183	20,610		952,460	$ 46,000	24%	25,968	28%
Continuing care retirement communities	10	2,104		128,453	$ 61,000	3%	3,469	4%
Specialty hospitals	7	304		76,203	$ 251,000	2%	2,192	2%
Total senior housing and long-term care	460	42,638		2,951,515	$ 69,000	73%	76,138	81%
Medical office buildings	112		4,253,361	1,089,463	$ 256	27%	14,525	16%
Total owned and mortgage loans receivable	572	42,638	4,253,361	4,040,978		100%	90,663	97%
Other income							3,118	3%
Total consolidated	572	42,638	4,253,361	4,040,978		100%	93,781	100%
Unconsolidated JV Ownership								
Assisted and independent living facilities	19	1,887		261,258	$ 138,000	46%	5,382	45%
Skilled nursing facilities	14	1,832		281,031	$ 153,000	49%	5,805	49%
Continuing care retirement communities	1	148		29,670	$ 200,000	5%	712	6%
Total senior housing and long-term care	34	3,867		571,959	$ 148,000	100%	11,899	100%
Other income							53	0%
Total JV	34	3,867	-	571,959		100%	11,952	100%
Total Portfolio	606	46,505	4,253,361	$ 4,612,937			$ 105,733	

* Consolidated medical office building gross investment includes $179,687 of amounts classified as intangible assets and liabilities

Triple-Net Leased Security Information

Security Deposits

	Consolidated Owned	Consolidated Mortgages	Total	JV Owned
Bank letters of credit	$ 54,542	$ 2,277	$ 56,819	$ 9,938
Cash deposits	17,630	1,240	18,870	81
	$ 72,172	$ 3,517	$ 75,689	$ 10,019

Percentages - Master Leases and Impounds

	Consolidated Owned	Consolidated Mortgages	Total	JV Owned
Master leases	84%			100%
Property tax	75%	75%	75%	74%
Cap ex	46%	4%	42%	59%

Nationwide Health Properties

Portfolio Performance Summary

Gross investment and annualized cash rent in thousands

	Number of Facilities	Average Age	Gross Investment	Annualized Cash Rent/NOI	Current Yield	Occupancy	EBITDARM Coverage
Owned Facilities							
Assisted and independent living facilities	251	15	$ 1,746,844	$ 168,488	9.6%	82.4%	1.29x
Skilled nursing facilities	167	28	898,520	95,267	10.6%	80.5%	2.13x
Continuing care retirement communities	9	25	112,764	12,057	10.7%	91.8%	1.90x
Specialty hospitals	7	17	76,203	8,670	11.4%	75.8%	2.89x
Total senior housing and long-term care	434	20	2,834,331	284,482	10.0%	81.9%	1.65x
Triple-net medical office buildings	19	13	121,794	9,364	7.7%	100.0%	
Total triple-net	453		2,956,125	293,846	9.9%		
Multi-tenant medical office buildings	67	10	887,582	58,247	6.6%	88.6%	
Total owned	520	17	3,843,707	352,093	9.2%		
Mortgage Loans Receivable							
Assisted and independent living facilities	9	14	47,555	5,523	11.6%	83.5%	1.64x
Skilled nursing facilities	16	34	53,940	8,027	14.9%	82.0%	2.85x
Continuing care retirement communities	1	38	15,689	1,446	9.2%	76.2%	2.64x
Total mortgage loans receivable	26	26	117,184	14,996	12.8%	81.6%	2.38x
Multi-tenant medical office buildings	26	8	80,087	6,607	8.3%		
Total mortgage loans receivable	52	19	197,271	21,603	11.0%		
Total NHP Consolidated Portfolio	**572**	**17**	**$ 4,040,978**	**$ 373,696**	**9.2%**		**1.68x**
Consolidated Portfolio by Type							
Assisted and independent living facilities	260	15	$ 1,794,399	$ 174,011	9.7%	82.4%	1.30x
Skilled nursing facilities	183	29	952,460	103,294	10.8%	80.7%	2.19x
Continuing care retirement communities	10	27	128,453	13,503	10.5%	88.8%	1.98x
Specialty hospitals	7	17	76,203	8,670	11.4%	75.8%	2.89x
Total senior housing and long-term care	460	20	2,951,515	299,478	10.1%	81.8%	1.68x
Medical Office Buildings	112	10	1,089,463	74,218	6.8%	90.5%	
Total consolidated	572	17	4,040,978	373,696	9.2%		
Unconsolidated JV Ownership							
Assisted and independent living facilities	19	14	261,258	21,664	8.3%	86.5%	1.17x
Skilled nursing facilities	14	23	281,031	22,447	8.0%	89.8%	1.80x
Continuing care retirement communities	1	13	29,670	2,492	8.4%	77.2%	1.15x
Total senior housing and long-term care	34	18	571,959	46,603	8.1%	87.8%	1.47x
Total Portfolio	**606**	**17**	**$ 4,612,937**	**$ 420,300**	**9.1%**		**1.65x**

General Notes:

• Medical office building cost per square foot and gross investment reflects total purchase price including amounts classified as intangible assets and liabilities.

Asset Type
(based on investment)



Other
5%

MOBs
27%

Independent and Assisted Living
44%

Skilled Nursing
24%

Pay Source



Medicaid
16%

Medicare
10%

Private Pay
74%

Locations
(based on investment*)



WA
(6%)

MA
(6%)

CA
(17%)

TX
(12%)

FL
(6%)

Investment includes all asset types

Tenant/Operator
(based on revenue)

Top 5 = 38%
Top 10 = 52%
Top 15 = 58%

BROOKDALE SENIOR LIVING

Hearthstone

WINGATE HEALTHCARE

BEVERLY Living Centers

Atria

Consolidated Portfolio Performance by Asset Type

	SAME PROPERTY (PERFORMANCE)						TOTAL		
	MAR 2010	DEC 2009	Q/Q Chg	MAR 2009	Y/Y Chg		MAR 2010	DEC 2009	MAR 2009
Assisted and independent living*									
Number of Facilities	254	254		254			254	254	254
Annualized Facility Revenue ($000s)	$ 598,062	$ 596,996	0.2%	$ 593,344	0.8%		$ 598,062	$ 596,996	$ 593,215
Occupancy	82.8%	83.4%	-0.6%	83.0%	-0.2%		82.8%	83.4%	83.2%
Monthly revenue per occupied bed/unit	$ 3,115	$ 3,107	0.3%	$ 3,084	1.0%		$ 3,115	$ 3,106	$ 3,082
Annualized Facility EBITDARM ($000s)	$ 224,155	$ 223,939	0.1%	$ 217,518	3.1%		$ 224,155	$ 224,637	$ 216,424
Facility EBITDARM %	37.5%	37.5%	0.0%	36.7%	0.8%		37.5%	37.6%	36.5%
NHP Annualized Cash Rent ($000s)	$ 170,027	$ 169,825	0.1%	$ 167,207	1.7%		$ 170,027	$ 169,844	$ 169,018
Facility EBITDARM coverage	1.32x	1.32x	0.0%	1.30x	1.3%		1.32x	1.32x	1.28x
Facility EBITDAR coverage	1.14x	1.14x	0.0%	1.12x	1.7%		1.14x	1.15x	1.10x
Facility EBITDAR - Capex coverage	1.05x	1.06x	0.0%	1.04x	1.1%		1.05x	1.06x	1.02x
Skilled nursing facilities									
Number of Facilities	182	182		182			183	183	186
Annualized Facility Revenues ($000s)	$ 1,296,792	$ 1,288,726	0.6%	$ 1,250,528	3.7%		$ 1,296,792	$ 1,288,928	$ 1,294,545
Occupancy	80.7%	80.7%	-0.1%	80.4%	0.3%		80.7%	80.9%	80.5%
Monthly revenue per occupied bed/unit	$ 6,601	$ 6,565	0.5%	$ 6,491	1.7%		$ 6,601	$ 6,512	$ 6,491
Q-Mix (Private + Medicare)	43.9%	44.3%	-0.3%	45.2%	-1.3%		43.9%	44.4%	45.2%
Annualized Facility EBITDARM ($000s)	$ 225,844	$ 229,452	-1.6%	$ 209,961	7.6%		$ 225,844	$ 229,533	$ 210,051
Facility EBITDARM %	17.4%	17.8%	-0.4%	16.8%	0.6%		17.4%	17.8%	16.2%
NHP Annualized Cash Rent ($000s)	$ 103,293	$ 102,403	0.9%	$ 100,429	2.9%		$ 103,293	$ 102,424	$ 101,280
Facility EBITDARM coverage	2.19x	2.24x	-2.4%	2.09x	4.6%		2.19x	2.24x	2.07x
Facility EBITDAR coverage	1.56x	1.61x	-3.3%	1.47x	6.2%		1.56x	1.61x	1.43x
Facility EBITDAR - Capex coverage	1.44x	1.50x	-3.7%	1.35x	6.6%		1.44x	1.50x	1.32x

*Excludes 6 assisted living facilities which have not yet reached stabilization due to ongoing or recently completed construction / renovation (facilities comprise a total of 538 units, 335 of which are currently in service with an aggregate occupancy of 62.4%).

Consolidated Portfolio Performance

	SAME PROPERTY (PERFORMANCE)						TOTAL		
	MAR 2010	DEC 2009	Q/Q Chg	MAR 2009	Y/Y Chg		MAR 2010	DEC 2009	MAR 2009
NHP Consolidated Portfolio (excluding MOBs)*									
Number of Facilities	453	453		453			454	454	457
Annualized Facility Revenue ($000s)	$ 2,097,585	$ 2,086,929	0.5%	$ 2,037,415	3.0%		$ 2,097,217	$ 2,087,131	$ 2,080,461
Occupancy	82.0%	82.3%	-0.3%	82.0%	0.0%		82.0%	82.3%	82.2%
Monthly revenue per occupied bed/unit	$ 5,071	$ 5,045	0.5%	$ 4,984	1.7%		$ 5,070	$ 4,996	$ 4,988
Annualized Facility EBITDARM ($000s)	$ 501,803	$ 506,057	-0.8%	$ 476,795	5.2%		$ 501,637	$ 506,835	$ 474,278
Facility EBITDARM %	23.9%	24.2%	-0.3%	23.4%	0.5%		23.9%	24.3%	22.8%
Total NHP Annualized Cash Rent ($000s)	$ 295,530	$ 294,146	0.5%	$ 289,266	2.2%		$ 295,530	$ 294,336	$ 289,997
NHP Rent (Payor Mix)									
Private	67.9%	68.3%	-0.4%	68.5%	-0.6%		67.9%	68.3%	69.1%
Medicare	11.5%	11.4%	0.1%	11.5%	0.1%		11.5%	11.5%	11.1%
Medicaid	20.5%	20.2%	0.3%	19.8%	0.7%		20.5%	20.1%	19.6%
Other	0.0%	0.1%	-0.1%	0.2%	-0.2%		0.0%	0.1%	0.2%
Total NHP Annualized Cash Rent	100.0%	100.0%		100.0%			100.0%	100.0%	100.0%
Facility EBITDARM coverage	1.70x	1.72x	-1.3%	1.65x	3.0%		1.70x	1.72x	1.64x
Facility EBITDAR coverage	1.34x	1.37x	-1.6%	1.30x	3.6%		1.34x	1.38x	1.31x
Facility EBITDAR - Capex coverage	1.24x	1.27x	-2.3%	1.20x	3.5%		1.24x	1.28x	1.21x

	ALF/ILF			SNF			Total		
Total Portfolio | Facility Payor Mix	MAR 2010	DEC 2009	MAR 2009	MAR 2010	DEC 2009	MAR 2009	MAR 2010	DEC 2009	MAR 2009
Private	99.9%	99.9%	99.9%	16.1%	16.2%	16.7%	45.0%	45.0%	45.1%
Medicare	0.0%	0.0%	0.0%	27.8%	28.1%	28.1%	19.0%	19.9%	19.6%
Medicaid	0.1%	0.1%	0.1%	56.0%	55.5%	54.6%	36.0%	35.0%	34.9%
Other	0.0%	0.0%	0.0%	0.1%	0.2%	0.6%	0.0%	0.1%	0.4%
Total Tenant Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Q-Mix (Private + Medicare)	99.9%	99.9%	99.9%	43.9%	44.3%	44.8%	64.0%	64.5%	64.7%

*Excludes assets held for sale, medical office buildings, unconsolidated JV assets and 6 assisted living facilities which have not yet reached stabilization due to ongoing or recently completed
construction/renovation (facilities comprise a total of 538 units, 335 of which are currently in service with an aggregate occupancy of 62.4%).

General Note:
• Totals subject to rounding.

	SAME PROPERTY (PERFORMANCE)						TOTAL		
	MAR 2010	DEC 2009	Q/Q Chg	MAR 2009	Y/Y Chg		MAR 2010	DEC 2009	MAR 2009
Medical Office Building									
Number of Buildings	81	81		81			110	82	82
Revenue ($000s)*	$ 78,119	$ 76,956	1.5%	$ 75,245	3.8%		$ 103,918	$ 80,313	$ 78,829
Occupancy	90.4%	90.2%	0.2%	90.7%	-0.3%		92.0%	90.7%	91.1%
Annual Revenue per occupied sq ft	$ 26.17	$ 25.83	1.3%	$ 25.12	4.2%		$ 28.19	$ 25.49	$ 24.89
Operating Expenses ($000s)*	$ 30,015	$ 29,551	1.6%	$ 28,878	3.9%		$ 36,418	$ 29,551	$ 29,363
Annual Operating Expense per occupied sq ft	$ 10.05	$ 9.92	1.4%	$ 9.64	4.3%		$ 9.88	$ 9.38	$ 9.27
Net Operating Income ($000s)*	$ 48,103	$ 47,406	1.5%	$ 46,367	3.7%		$ 67,500	$ 50,763	$ 49,466
NOI per occupied sq ft	$ 16.11	$ 15.91	1.3%	$ 15.48	4.1%		$ 18.31	$ 16.11	$ 15.62
Margin %	61.6%	61.6%	0.0%	61.6%	-0.1%		65.0%	63.2%	62.8%

*Trailing 12 months as of the periods presented.

General Notes:
• Medical office building total excludes Mercy Gilbert Medical Plaza and Huntington Pavilion, which are still in lease up and are 68.6% and 65.9% occupied, respectively.

Nationwide Health Properties

Consolidated Non-Stabilized Portfolio Performance by Asset Type

	TOTAL		
Assisted and independent living	MAR 2010	DEC 2009	MAR 2009
Number of Facilities	6	6	6
Annualized Facility Revenue ($000s)	$ 9,128	$ 8,457	$ 8,508
Occupancy	*62.4%*	*65.0%*	*57.3%*
Monthly revenue per occupied bed/unit	$ 3,943	$ 3,870	$ 3,874
Annualized Facility EBITDARM ($000s)	$ 2,212	$ 1,546	$ 1,825
Facility EBITDARM %	*24.2%*	*18.3%*	*21.5%*
NHP Annualized Cash Rent ($000s)	$ 3,984	$ 3,780	$ 3,701
Facility EBITDARM coverage	0.56x	0.41x	0.49x
Facility EBITDAR coverage	0.44x	0.30x	0.38x
Facility EBITDAR - Capex coverage	0.37x	0.23x	0.31x

General Notes:
• Non-Stabilized facilities include six assisted living facilities comprised of 538 units, 335 of which are
  currently in service, with a total investment value of $68.5M.

	TOTAL		
Medical Office Building	MAR 2010	DEC 2009	MAR 2009
Number of Buildings	2	-	-
Revenue ($000s)*	$ 6,413	$ -	$ -
Occupancy	*66.6%*	-	-
Annual Revenue per occupied sq ft	$ 39.21	$ -	$ -
Operating Expenses ($000s)*	$ 3,954	$ -	$ -
Annual Operating Expense per occupied sq ft	$ 24.17	$ -	$ -
Net Operating Income ($000s)*	$ 2,459	$ -	$ -
NOI per occupied sq ft	$ 15.03	$ -	$ -
Margin %	*38.3%*	-	-

*Trailing 12 months

General Notes:
• Medical office buildings non-stabilized assets include 2 buildings which are currently in lease up,
  Mercy Gilbert Medical Plaza and Huntington Pavilion.

Nationwide Health Properties

Tenant Concentration

Gross investment and annualized cash rent in thousands

Tenant Concentration		Number of Facilities	Number of Beds/Units In Service	Gross Investment	Percent by Investment	Annualized Cash Rent/NOI	Percent by Cash Rent	Average Age	Remaining Term	EBITDARM Coverage
1 Brookdale Senior Living, Inc.	[A]	96	5,976	$ 468,290	11.6%	$ 53,293	14.3%	15	7.5	1.53x
2 Hearthstone Senior Living, L.P		32	3,794	431,297	10.7%	37,676	10.1%	11	11.3	1.18x
3 Wingate Healthcare		18	2,458	251,169	6.2%	21,949	5.9%	21	9.9	1.65x
4 Beverly Enterprises		28	3,183	108,822	2.7%	15,178	4.1%	34	4.5	2.25x
5 Atria Senior Living		9	1,314	90,641	2.2%	12,754	3.4%	29	9.8	1.20x
Top 5		183	16,725	1,350,219	33.4%	140,850	37.7%	18	8.8	1.50x
6 Senior Services of America		18	1,538	129,465	3.2%	12,605	3.4%	17	11.8	1.06x
7 Laureate Group		9	1,526	118,946	2.9%	10,958	2.9%	17	2.8	1.65x
8 Magnolia Health Systems		24	2,072	111,825	2.8%	10,313	2.8%	30	16.5	1.92x
9 Carillon Assisted Living		9	928	105,847	2.6%	8,979	2.4%	9	11.8	1.24x
10 Nexion Health Management		20	2,177	70,393	1.7%	8,958	2.4%	24	4.5	2.09x
Top 10		263	24,966	1,886,695	46.7%	192,663	51.6%	18	9.0	1.52x
11 Emeritus Corporation	[A]	6	533	70,177	1.7%	6,373	1.7%	12	6.6	1.20x
12 HealthSouth Corporation	[A]	2	108	45,602	1.1%	5,116	1.4%	19	4.4	2.25x
13 Primrose Retirement Associates		8	427	55,016	1.4%	4,558	1.2%	10	11.8	1.25x
14 Epic Group		7	892	52,682	1.3%	4,519	1.2%	37	8.1	2.17x
15 Hearth Management		3	363	43,930	1.1%	4,233	1.1%	11	6.2	1.63x
Top 15		289	27,289	2,154,102	53.3%	217,462	58.2%	18	8.8	1.54x
Other - Senior Housing and Long-Term Care Tenants		171	15,349	797,413	19.7%	82,016	22.0%	24	6.8	2.16x
Medical Office Buildings		112		1,089,463	27.0%	74,218	19.9%	10		
Total NHP Consolidated Portfolio		**572**	**42,638**	**$ 4,040,978**	**100.0%**	**$ 373,696**	**100.0%**	**17**	**8.3**	**1.68x**

[A] Public company tenant

General Notes:
• Performance metrics exclude assets held for sale and unconsolidated JV assets.
• Ranked by Annualized Cash Rent/NOI.
• Totals subject to rounding.

Geographic Performance Metrics

Gross investment and annualized cash rent in thousands

	Number of Facilities	Number of Beds/Units In Service	Gross Investment	Percent by Investment	Annualized Cash Rent	Percent by Cash Rent	Medicaid as Percent of Cash Rent [A]
1 Texas	61	6,338	$ 449,891	15.2%	$ 45,728	15.3%	2.3%
2 Massachusetts	18	2,474	224,625	7.6%	20,065	6.7%	1.9%
3 Wisconsin	49	2,839	210,652	7.1%	20,214	6.7%	0.6%
4 California	26	2,850	201,536	6.8%	28,604	9.6%	0.8%
5 Tennessee	22	2,023	189,680	6.4%	11,881	4.0%	0.5%
Top 5	176	16,524	1,276,384	43.2%	126,492	42.2%	6.0%
6 Florida	25	2,543	145,664	4.9%	14,390	4.8%	0.9%
7 Indiana	29	2,408	129,613	4.4%	12,514	4.2%	2.2%
8 Ohio	18	1,685	117,757	4.0%	11,714	3.9%	0.6%
9 Washington	17	1,607	115,661	3.9%	12,729	4.3%	0.6%
10 North Carolina	11	1,120	111,135	3.8%	9,709	3.2%	0.1%
Top 10	276	25,887	1,896,214	64.1%	187,548	62.6%	10.5%
11 New York	6	846	102,768	3.5%	10,041	3.4%	0.0%
12 Michigan	17	1,357	90,967	3.1%	9,391	3.1%	0.2%
13 Minnesota	13	853	66,546	2.3%	5,853	2.0%	0.5%
14 Arizona	6	615	58,130	2.0%	7,126	2.4%	0.1%
15 Missouri	16	1,165	53,317	1.8%	5,580	1.9%	0.9%
Top 15	334	30,723	2,267,942	76.8%	225,539	75.3%	12.2%
Other States	126	11,915	683,573	23.2%	73,939	24.7%	6.1%
Total	**460**	**42,638**	**$ 2,951,515**	**100.0%**	**$ 299,478**	**100.0%**	**18.3%**
Medical Office Buildings	112		1,089,463		74,218		
Total NHP Consolidated Portfolio	**572**		**$ 4,040,978**		**$ 373,696**		

[A] Medicaid as a Percent of Cash Rent represents an estimate of the portion of NHP's senior housing and long-term care portfolio total rental income derived from the underlying Medicaid reimbursement of our tenants and borrowers (for each asset class, Medicaid income divided by the total revenue multiplied by the rent or interest paid to NHP).

General Notes:
• Performance metrics exclude assets held for sale and unconsolidated JV assets.
• Ranked by Gross Investment.
• Totals subject to rounding.

Geographic Performance Metrics

Gross investment and annualized cash rent in thousands

	Number of Facilities	Number of Beds/Units In Service	Gross Investment	Annualized Cash Rent	EBITDARM Coverage	Revenue per occupied bed/unit	Average Age	Remaining Term	% SNF by Cash Rent
1 Texas	61	6,338	$ 449,891	$ 45,728	1.69x	$ 4,617	15	7.9	*28.6%*
2 Massachusetts	18	2,474	224,625	20,065	1.69x	7,504	25	9.3	*82.3%*
3 Wisconsin	49	2,839	210,652	20,214	1.71x	3,561	19	5.5	*16.7%*
4 California	26	2,850	201,536	28,604	1.53x	5,969	22	8.8	*16.3%*
5 Tennessee	22	2,023	189,680	11,881	1.49x	3,681	21	6.9	*21.4%*
Top 5	176	16,524	1,276,384	126,492	1.64x	5,033	20	7.7	*31.8%*
6 Florida	25	2,543	145,664	14,390	2.11x	5,119	20	8.9	*20.5%*
7 Indiana	29	2,408	129,613	12,514	1.83x	5,601	28	14.9	*69.8%*
8 Ohio	18	1,685	117,757	11,714	1.29x	4,667	18	6.7	*23.8%*
9 Washington	17	1,607	115,661	12,729	1.70x	5,078	20	9.9	*40.8%*
10 North Carolina	11	1,120	111,135	9,709	1.38x	3,629	9	11.5	*3.7%*
Top 10	276	25,887	1,896,214	187,548	1.66x	5,013	20	9.0	*32.1%*
11 New York	6	846	102,768	10,041	1.27x	6,818	18	7.5	*50.1%*
12 Michigan	17	1,357	90,967	9,391	1.54x	4,463	11	9.8	*11.1%*
13 Minnesota	13	853	66,546	5,853	1.91x	4,712	27	8.1	*41.3%*
14 Arizona	6	615	58,130	7,126	1.72x	8,289	15	6.7	*0.0%*
15 Missouri	16	1,165	53,317	5,580	1.90x	4,896	25	6.2	*97.4%*
Top 15	334	30,723	2,267,942	225,539	1.65x	5,104	19	8.6	*32.9%*
Other States	126	11,915	683,573	73,939	1.78x	4,967	21	7.5	*23.7%*
Total	**460**	**42,638**	**$ 2,951,515**	**$ 299,478**	**1.68x**	**$ 5,064**	**20**	**8.3**	***30.6%***
Medical Office Buildings	112		1,089,463	74,218			10		
Total NHP Consolidated Portfolio	**572**		**$ 4,040,978**	**$ 373,696**			**17**		

General Notes:
- Performance metrics exclude assets held for sale, medical office buildings, and unconsolidated JV assets.
- Ranked by Gross Investment.
- Totals subject to rounding.
- Lease terms are generally between ten and fifteen years with renewal options of an additional ten to fifteen years.
  In general, NHP receives contractual rent escalators in the range of 1.5% to 2.5% for skilled nursing facilities and 2.0% to 3.0% for assisted living facilities.

Portfolio Performance Summary | Asset Class Composition Trends (by Investment)


6%
17%
27%
50%
6%
18%
27%
49%
6%
20%
26%
48%
6%
20%
26%
48%
6%
20%
26%
48%
6%
20%
26%
48%
6%
20%
26%
48%
5%
27%
24%
44%
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
ALF
SNF
MOB
Other



Portfolio Performance Summary | Top Tenant Concentration Trends (by Revenue)



Unconsolidated JV Portfolio Performance Metrics

	Assisted and Independent Living	Skilled Nursing	CCRC	Total Portfolio
	MAR 2010	MAR 2010	MAR 2010	MAR 2010
Unconsolidated JV Portfolio				
Annualized Facility Revenue ($000s)	$ 74,498	$ 159,433	$ 12,279	$ 246,210
Occupancy	86.5%	89.8%	77.2%	87.8%
Monthly revenue per occupied bed/unit	$ 3,782	$ 8,100	$ 9,074	$ 6,044
Q-Mix (Private + Medicare)	96.5%	61.0%	100.0%	73.7%
Annualized Facility EBITDARM ($000s)	$ 25,410	$ 40,296	$ 2,875	$ 68,582
Facility EBITDARM %	34.1%	25.3%	23.4%	27.9%
Total JV Annualized Cash Rent ($000s)	$ 21,664	$ 22,447	$ 2,492	$ 46,603
JV Rent (Payor Mix)				
Private	96.5%	34.0%	69.0%	64.9%
Medicare	0.0%	27.0%	31.0%	14.7%
Medicaid	3.5%	39.0%	0.0%	20.4%
Other	0.0%	0.0%	0.0%	0.0%
Total JV Annualized Cash Rent	100.0%	100.0%	100.0%	100.0%
Facility EBITDARM coverage	1.17x	1.80x	1.15x	1.47x
Facility EBITDAR coverage	1.00x	1.44x	0.91x	1.21x
Facility EBITDAR - Capex coverage	0.93x	1.40x	0.88x	1.15x

General Note:
• Totals subject to rounding.

Medical Office Building Portfolio Performance Metrics

Gross investment dollars in thousands

MOBs by Region		Number of Facilities	Gross Investment	Gross Investment per SQFT	Percent On Campus	Average Age	Rentable SQFT	Occupancy Current Year	Occupancy Prior Year	Occupancy Change
Midwest		13	$ 80,491	$ 179	64.5%	16	449,834	87.4%	88.6%	-1.3%
Northeast/Atlantic		3	7,160	110	53.3%	30	65,315	80.4%	71.7%	8.7%
Southcentral		21	88,825	95	69.1%	19	933,517	86.6%	88.7%	-2.2%
Southeast		7	38,124	116	52.4%	17	327,544	85.3%	78.5%	6.8%
West	[A]	23	672,982	384	88.5%	8	1,753,981	90.9%	94.2%	-3.3%
NHP Triple-Net & Mortgage		45	201,881	279	8.5%	11	723,170	100.0%	100.0%	0.0%
Total MOB Portfolio		**112**	**$ 1,089,463**	**$ 256**	**71.5%**	**10**	**4,253,361**	**90.5%**	**90.7%**	**-0.2%**

MOBs by Region	Annualized Revenue Current Year	Annualized Revenue Prior Year	Annualized Revenue % Change	Annualized Cash Rent/NOI Current Year	Annualized Cash Rent/NOI Prior Year	Annualized Cash Rent/NOI % Change	Operating Margin Current Year	Operating Margin Prior Year	Operating Margin Change
Midwest	$ 10,634	$ 9,859	7.9%	$ 5,882	$ 5,048	16.5%	55.3%	51.2%	4.1%
Northeast/Atlantic	1,110	1,010	9.9%	508	492	3.3%	45.8%	48.7%	-2.9%
Southcentral	15,568	15,580	-0.1%	6,998	7,560	-7.4%	45.0%	48.5%	-3.6%
Southeast	5,827	5,520	5.6%	2,957	2,763	7.0%	50.7%	50.1%	0.7%
West	68,122	35,795	90.3%	41,902	22,426	86.8%	61.5%	62.6%	-1.1%
NHP Triple-Net & Mortgage	16,241	9,192	76.7%	15,972	9,118	75.2%	98.3%	99.2%	-0.9%
Total MOB Portfolio	**$ 117,501**	**$ 76,956**	**52.7%**	**$ 74,218**	**$ 47,406**	**56.6%**	**63.2%**	**61.6%**	**1.6%**

	MOBs by State	Region	Number of Facilities	Gross Investment	Percent by Investment	Gross Investment per SQFT	Building Square Feet	Occupancy	Revenue* per SQFT	NOI* per SQFT
1	California [A]	West	12	$ 459,105	42.1%	$ 427	1,074,930	91.2%	$ 48.62	$ 29.41
2	Washington	West	7	118,269	10.9%	323	366,483	99.2%	32.54	20.96
3	Illinois	Midwest	12	67,214	6.2%	175	383,058	88.1%	25.92	14.02
4	Missouri	Southcentral	7	49,435	4.5%	122	404,227	94.2%	20.04	10.46
5	Nevada	West	2	44,667	4.1%	307	145,637	75.6%	38.83	22.58
	Top 5		40	738,690	67.8%	311	2,374,335	91.5%	36.90	21.94
6	Oregon	West	1	35,305	3.2%	337	104,856	92.7%	28.16	20.72
7	Louisiana	Southcentral	8	29,509	2.7%	77	384,588	85.8%	18.29	7.96
8	South Carolina	Southeast	2	16,336	1.5%	149	109,704	76.7%	23.52	11.40
9	Arizona	West	1	15,636	1.4%	252	62,075	68.6%	37.67	22.14
10	Ohio	Midwest	1	13,277	1.2%	199	66,776	83.2%	34.01	20.72
	Top 10		53	848,753	77.9%	274	3,102,334	89.7%	33.94	19.90
11	Georgia	Southeast	3	10,641	1.0%	86	123,294	95.4%	19.41	9.96
12	Texas	Southcentral	6	9,881	0.9%	68	144,702	67.3%	19.54	4.00
13	Virginia	Northeast	3	7,160	0.7%	110	65,315	80.4%	21.13	9.67
14	Florida	Southeast	1	6,602	0.6%	177	37,266	61.7%	19.53	2.90
15	Tennessee	Southeast	1	4,544	0.4%	79	57,280	95.4%	20.44	13.89
	Top 15		67	887,582	81.5%	251	3,530,191	88.6%	32.38	18.63
	NHP Triple-Net & Mortgage		45	201,881	18.5%	279	723,170	100.0%	22.46	22.09
	Medical Office Buildings		**112**	**$ 1,089,463**	**100.0%**	**$ 256**	**4,253,361**	**90.5%**	**$ 30.52**	**$ 19.28**

*Annualized; per occupied square foot.

[A] Includes Huntington Pavilion with current occupancy of 65.9%; please refer to page 42 for further details.

General Note:
• Totals subject to rounding.

Nationwide Health Properties

Medical Office Building Lease Expirations and Mortgage Loan Receivable Principal Payments

Dollars in thousands, except per square foot data

	Consolidated Medical Office Building Lease Expirations											
	Consolidated Multi-Tenant				Consolidated Triple-Net (1)				Consolidated Medical Office Building			
Year	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF
2010	427,601	14%	$ 9,481	$ 22.17	-	0%	$ -	$ -	427,601	12%	$ 9,481	$ 22.17
2011	316,057	10%	7,946	25.14	-	0%	-	-	316,057	9%	7,946	25.14
2012	303,527	10%	8,285	27.30	-	0%	-	-	303,527	8%	8,285	27.30
2013	177,458	6%	4,503	25.38	-	0%	-	-	177,458	5%	4,503	25.38
2014	210,913	7%	6,504	30.84	-	0%	-	-	210,913	6%	6,504	30.84
2015	167,737	5%	5,144	30.67	-	0%	-	-	167,737	5%	5,144	30.67
2016	140,990	4%	4,688	33.25	67,000	15%	1,624	24.24	207,990	6%	6,312	30.35
2017	422,189	14%	11,684	27.67	149,450	34%	1,976	13.22	571,639	16%	13,660	23.90
2018	171,414	5%	6,644	38.76	-	0%	-	-	171,414	5%	6,644	38.76
2019	189,934	6%	6,060	31.91	61,219	14%	1,133	18.51	251,153	7%	7,193	28.64
Thereafter	598,976	19%	22,549	37.65	159,344	37%	4,643	29.14	758,320	21%	27,192	35.86
	3,126,796	100%	$ 93,488	$ 29.90	437,013	100%	$ 9,376	$ 21.45	3,563,809	100%	$102,864	$ 28.86

	Mortgage Loan Receivable (2)		
Year	Principal Payments	% of Total	Number of Facilities
2010	$ -	0%	-
2011	-	0%	-
2012	-	0%	-
2013	-	0%	-
2014	-	0%	-
2015	-	0%	-
2016	-	0%	-
2017	80,088	100%	26
2018	-	0%	-
2019	-	0%	-
Thereafter	-	0%	-
	$ 80,088	100%	26

(1) Also included in Other Triple-Net lease expirations on page 36
(2) Also included in Mortgage Loans Receivable Principal Payments on page 36

General Note:

Annualized Rent for all years are current rents inclusive of operating expense recoveries (previous reporting reflected Base Rent only)

Nationwide Health Properties

Q1 2010

Total Square Feet	% Leased	Leased Square Feet (as of 12/31/09)	Expirations	Renewals	New Leases	Vacated	Dispositions	Leased Square Feet (as of 3/31/10)	% Leased	YTD	
										Retention %	Absorption
4,253,361	90.7%	3,856,494	177,784	156,472	19,876	(21,312)	0	3,855,058	90.6%	88.0%	(1,436)

Average Start Rate per SQFT	$	21.27	$	22.28
Leasing Costs per SQFT	$	1.59	$	2.77
Tenant Improvements per SQFT	$	0.97	$	6.94
Average Lease Term (mos)		33		28

General Notes:

• 12/31/09 Leased Square Feet adjusted to include Q1 2010 acquisitions.

• MTM Leases included in renewals column.

• Leasing and Tenant Improvement Costs exclude MTM square feet.

Portfolio Performance Measures Definitions

Annualized Cash Rent/NOI:
The total cash rent due from our tenants is based on the trailing twelve-month period one month in arrears from the period presented. For our medical office building portfolio, NOI is equal to the actual year to date NOI for the period presented plus the forecasted NOI for the remainder of the calendar year. We use Annualized Cash Rent to calculate our EBITDARM, EBITDAR and EBITDAR – Capex coverages.

Facility EBITDAR:
Earnings before interest, taxes, depreciation, amortization and rent on an annualized basis. We believe EBITDAR is a good estimate of facility cash flows after payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenues) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR. EBITDAR figures are based on the trailing twelve-month period one month in arrears from the period presented. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information. We use EBITDAR to calculate the EBITDAR (cash flow) coverage for our portfolio.

Facility EBITDAR Coverage:
Annualized EBITDAR divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations. EBITDAR Coverage of 1.0X would indicate the EBITDAR is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the mid-range coverage calculation we utilize.

Facility EBITDARM:
Earnings before interest, taxes, depreciation, amortization, rent and management fees based on the trailing twelve-month period one month in arrears from the period presented. We believe EBITDARM is a good estimate of facility cash flows before payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenues) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDARM. All facility financial information was derived solely from information provided by our tenants and

borrowers and we have not verified such information. We use EBITDARM to calculate the EBITDARM (cash flow before management fee) coverage for our portfolio.

Facility EBITDARM Coverage:
Annualized EBITDARM divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations assuming it doesn't have to pay its management fee. EBITDARM Coverage of 1.0X would indicate the EBITDARM is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the least restrictive coverage measure we utilize.

Facility EBITDAR - Capex:
Earnings before interest, taxes, depreciation, amortization and rent less minimum capital expenditures (capex) based on the trailing twelve-month period one month in arrears from the period presented. We believe EBITDAR is a good estimate of facility cash flows after a reserve for minimum capital expenditures required to maintain a facility. We use a standardized imputed capital expenditure schedule in our calculations based on the type, size and age of each facility which we believe represents typical minimum capital expenditures for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR - Capex. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information. We use EBITDAR - Capex to calculate the EBITDAR – Capex (cash flow after reserves for minimum capex requirements) coverage for our portfolio.

Facility EBITDAR - Capex Coverage:
Annualized EBITDAR - Capex divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations after it makes the minimum capital expenditures required to maintain the facility. EBITDAR - Capex Coverage of 1.0X would indicate the EBITDAR - Capex is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the most restrictive coverage measure we utilize.

Facility Revenues:
Except for medical office buildings, the revenues generated by each individual facility are based on the trailing twelve-month period one month in

arrears from the period presented. We receive periodic facility financial information from our tenants that we utilize to calculate Facility Revenues. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information.

Annualized Revenue:

For medical office buildings, the revenue is equal to the actual year to date revenue for the period presented plus the forecasted revenue for the remainder of the calendar year.

Gross Investment:

We define Gross Investment as our total investment in a property which includes land, building, improvements, equipment as well as any other identifiable assets included in the caption Other Assets on our balance sheets. Items classified in Other Assets generally pertain to our medical office buildings and may include such things as tenant improvements, leasing commissions, above/(below) market lease value, lease in place value and other items.

Monthly Revenue per Occupied Bed/Unit:

For our senior housing and long-term care portfolio, monthly revenue per occupied bed or unit is derived by determining the revenue generated by each individual facility divided by the total number of actual resident days, each of which is based on the trailing twelve-month period one month in arrears from the period presented, with the resulting quotient multiplied by 30.41667. All facility performance data were derived solely from information provided by our tenants and borrowers and we have not verified such information.

Occupancy:

For our senior housing and long-term care portfolio, the occupancy reported is one month in arrears from the period presented and represents a facility's actual resident days (total number of beds or units occupied multiplied by the number of days in the period) divided by the total resident capacity (total number of beds or units in service for the period multiplied by the number of days in the period). For medical office buildings, facility occupancy reported is as of the period presented and represents the leased square feet divided by the total rentable square feet. All facility performance data were derived solely from information provided by our tenants, borrowers, and property managers and we have not verified such information.

NOI:

Net operating income ("NOI") is a non-GAAP supplemental financial measure used to evaluate the operating performance of our facilities. We define NOI for our triple-net leases segment as rent revenues. For our medical office building segment, we define NOI as revenues minus medical office building operating expenses. In some cases, revenue for medical office buildings includes expense reimbursements for common area maintenance charges. NOI excludes interest expense, non-operating expenses, amortization of deferred financing costs, depreciation and amortization expense, and discontinued operations. We present NOI as it effectively presents our portfolio on a "net" rent basis and provides relevant and useful information as it measures the operating performance at the facility level on an unleveraged basis. We use NOI to make decisions about resource allocations and to assess the property level performance of our properties. Furthermore, we believe that NOI provides investors relevant and useful information because it measures the operating performance of our real estate at the property level on an unleveraged basis. We believe that net income is the GAAP measure that is most directly comparable to NOI. However, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as presented above may not be comparable to other REITs or companies as their definitions of NOI may differ from ours.

Q-Mix:

For our long-term care portfolio, Q-Mix (abbreviation for Quality-Mix) refers to the combination of a Tenant's private and medicare revenues as a percentage of total revenues. As private and medicare rates are generally higher at long-term care facilities, Tenants can oftentimes improve margins by selectively targeting medicare and private-pay residents. As such, an increase in the Q-Mix generally results in a corresponding increase in a Tenant's total revenues.

Rentable Square Feet:

For our medical office building portfolio, rentable square feet represents the area measured to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. An add-on or load factor is used to charge the tenant for a percentage of the common areas, so that the total rentable square footage for the building is equal to sum of each floor's rentable area.

Portfolio Performance Measures Definitions (3)

Same Property (Performance):

Results shown under the Same Property caption present the financial or other performance measures for only those facilities that were in our portfolio for more than twelve month at the end of all periods presented.